Exhibit 99.1

Consolidated statement of cash flows

For the six months ended June 30:

kEUR	Jun. 30, 2023	Jun. 30, 2022
Result for the period	-28,793	-7,309
Depreciation and amortization	2,417	2,010
Finance income	-136	-5,023
Non-cash effective foreign currency gains	154	-6,479
Finance expense	10,936	161
Stock compensation	529	1,192
Gain/loss on disposal of property, plant, and equipment	5	39
Change in trade receivables not attributable to investing or financing activities	-8,539	-5,620
Change in inventories	-8,912	-15,202
Change in trade payables	4,468	8,880
Change in contract assets	6	-222
Change in contract liabilities	-1,092	-1
Change in other investments and other assets	2,496	-1,345
Change in other provisions	904	91
Change in other liabilities	-1,911	-2,523
Cash flow from operating activities	-27,468	-31,351
Purchase of property, plant, and equipment	-1,430	-760
Investments in intangible assets, including internally generated intangible asset	-2,748	-2,568
Acquisition of investments in non-consolidated entities	-70	-
Interest received	136	10
Cash flow from investing activities	-4,112	-3,318
Proceeds from borrowings and shareholder contribution and loans	11,805	-
Repayment of loans and borrowings	-	-7,525
Payment of lease liabilities	-449	-280
Interest paid	-130	-161
Cash flow from financing activities	11,226	-7,966
Net decrease in cash and cash equivalents	-20,354	-42,635
Net cash and cash equivalents at the beginning of the period	34,441	101,813
FX effects	-123	6,542
Net cash and cash equivalents at the end of the period	13,964	65,720

Consolidated statement of changes in equity

For the six months ended June 30, 2023:

			Other reserves
				Currency	Total	Equity
	Subscribed	Capital	Retained	translation	other	attributable to	Total
kEUR	capital	reserves	earnings	reserve	reserves	shareholders	equity
Balance as of Jan. 01, 2023	4	216,815	-136,117	45	-136,072	80,747	80,747
Result for the period	0	0	-28,793	0	-28,793	-28,793	-28,793
Other comprehensive income (loss)	0	0	0	51	51	51	51
Total comprehensive income (loss)	0	0	-28,793	51	-28,742	-28,742	-28,742
Other changes in equity	0	0	0	0	0	0	0
Stock compensation	0	477	0	0	0	477	477
Total contributions and distributions	0	477	0	0	0	477	477
Balance as of Jun. 30, 2023	4	217,292	-164,910	95	-164,815	52,481	52,481

For the six months ended June 30, 2022:

			Other reserves
				Currency	Total	Equity
	Subscribed	Capital	Retained	translation	other	attributable to	Total
kEUR	capital	reserves	earnings	reserve	reserves	shareholders	equity
Balance as of Jan. 01, 2022	4	214,100	-117,211	-2	-117,213	96,891	96,891
Result for the period	0	0	-7,309	0	-7,309	-7,309	-7,309
Other comprehensive income	0	0	0	43	43	43	43
Total comprehensive income	0	0	-7,309	43	-7,266	-7,266	-7,266
Stock compensation	0	1,192	0	0	0	1,192	1,192
Total contributions and distributions	0	1,192	0	0	0	1,192	1,192
Balance as of Jun. 30, 2022	4	215,292	-124,520	41	-124,479	90,817	90,817